

November 2, 2012

<u>Via E-mail</u>
Patrick W. M. Imeson
Chief Executive Officer
Eastern Resources, Inc.
1610 Wynkoop Street, Suite 400
Denver, CO 80202

       Re: **Eastern Resources, Inc.**
              Form 8-K
              Filed April 12, 2012
              File No. 000-54645

Dear Mr. Imeson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Susan Block

                      Susan Block
                      Attorney-Advisor

cc: Adam S. Gottbetter
          Gottbetter & Partners, LLP